Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Universal Hospital Services, Inc., a Minnesota corporation (the "Company"), the principal executive office of which is located at 3800 West 80th Street, Bloomington, MN 55431. The Common Stock is traded on the NASDAQ Stock Market.


Item 2. Identity and Backround.

(a) Name. The persons filing this Schedule 13D are Private Capital Management, Inc. ("PCM"), and Michael J. Seaman. PCM, Mr. Sherman and Mr. Seaman are collectively referred to as the "Reporting Persons". Mr. Sherman is President of Private Capital Management, Inc. ("PCM") and exercises shared dispositive power with respect to shares held by it on behalf of its clients. Mr. Seaman is an employee of PCM and affiliates thereof and he (i)does not exercise sole or shared dispositive or voting powers with respect to shares held by PCM
(ii) disclaims beneficial ownership of shares held by Mr. Sherman, PCM and (iii) disclaims, along with Mr. Sherman, the existence of a group.

(b) Business Address. Each of the Reporting Person's business address is 3003 Tamiami Trail North, Naples, FL 34103.

(c) Principal Occupation. PCM is a registered investment adviser under the Investment Advisers Act of 1940. PCM has the power and authority to make decisions to buy and sell securities on behalf of its clients. Bruce S. Sherman is President and director of PCM. Mr. Sherman, as President of PCM , has the authority to direct the actions of PCM, including the decisions to buy and sell stock. Mr. Seaman is a Vice President of PCM.

(d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) PCM is a corporation organized under the laws of the state of Florida. Mr. Sherman and Mr. Seaman are United States citizens.


Item 3.  Source and Amount of Funds or Other Consideration.

PCM has acquired 388,800 shares of Common Stock at an aggregate purchase price of $2,546,750 on behalf of its investment advisory clients. Funds for these purchases were derived from the clients. Mr. Seaman has acquired 22,000 shares of Common Stock at an aggregate purchase price of $126,551 which were acquired with his personal funds.


Item 4.  Purpose of Transaction.

          The Reporting Persons acquired the Shares reported in Item 5 below for investment purposes, The Reporting Persons believe that the current market price of the Shares does not reflect the intrinsic value of the Company and view the Shares as an attractive investment opportunity at this time.

          The Reporting Persons believe that the Company should consider taking proactive steps to enhance share-holder value. Such steps could include, among other things, a possible business combination with a strategic or financial buyer, an extraordinary dividend, a repur-chase of the Company's Shares, replacing existing members of management, or nominating new persons to the Board of Directors of the Company.

           On several occasions during the past months, representatives of the Reporting Persons have had conversations with certain directors and officers of the Company at which the foregoing issues were discussed.


           The Reporting Persons intend to review their investment in the Company on a continuing basis and reserve the right to acquire additional Shares in the open market or in privately negotiated transactions or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or other-wise. Any such actions will depend upon, among other things, the continuing evaluation of the Company's busi-ness, financial condition, operations and prospects;
general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the actions of the management and Board of Directors of the Company; and other future developments. Furthermore, depending upon their continuing assessment of the above factors and actions taken by the Company to enhance shareholder value, the Reporting
Persons may consider taking such actions as they believe would facilitate the enhancement of shareholder value for all shareholders.

            As part of their ongoing review, the Reporting
Persons may have additional discussions with third parties, including other shareholders, or with management or members of the Board of Directors of the Company regarding the alternative ways of enhancing shareholder value.

            Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

(a) The Company's Form 10-Q for the quarter ended June 30, 1996, disclosed that 5,460,218 shares of the Common Stock were outstanding on July 31, 1996. PCM beneficially owns 388,800 shares of the Common
Stcok on behalf of its clients which represent approximately 7.12% of the outstanding shares of the Common Stock. Mr. Seaman beneficially owns 22,000 shares of the Common Stock, respectively, which represents 0.04% of the outstanding shares of the Common Stock. As President of PCM, Mr. Sherman may be deemed to be beneficial owner of shares of the Common Stock in the PCM investment advisory accounts of clients. While Mr. Sherman and PCM may be deemed to benificially own 388,800 shares of the Common Stock in the PCM investment advisory accounts of clients, the filing of this Schedule 13D shall not be construed as an admission that such persons are the beneficial owners of any such securities. Mr. Sherman disclaims ownership of the shares of the Common Stock deemed to be beneficially owned by PCM.


(b) PCM and Mr. Sherman, as President of PCM, have shared dispositive power with respect to the shares of the Common Stock managed by PCM and do not have either sole or shared voting power with respect to such shares of the Common Stock. Mr. Seaman has sole voting and dispositive power with respect to the shares of the Common Stock beneficially owned by him in his individual capacities.

(c) The following table sets forth the Reporting Persons' transactions in the shares of the Common Stock during the last 60 days:

           Number of     Purchase Price
Date       Shares        Per Share       Transaction Effected

09/04/96   4,400         6.92            Open Market Sale
09/20/96   3,300         6.955           Open Market Purchase
10/16/96   6,000         7.17            Open Market Sale


(d)  PCM, an investment advisor registered under the Investment
Advisors Act of 1940, pursuant to investment advisory contracts with its clients has sole power to dispose or to direct the disposition of the shares of the Common Stock in the advisory accounts. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of the Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the investment advisory contracts with its clients and the relationships as described in Item 5 above, the Reporting Persons are not parties to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the shares of the Common Stock.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - An agreement relating to the filing of Schedule 13D is hereby filed as an exhibit.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



Dated October 30, 1996


PRIVATE CAPITAL MANAGEMENT, INC.

By:(Signature)
Bruce S. Sherman
Chairman and President




(Signature)
Michael J. Seaman
Individually


Exhibit 1

AGREEMENT RELATING TO THE FILING OF JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(f) OF THE SECURITIES EXCHANGE ACT OF 1934


The undersigned Reporting Persons agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.


Dated:  October 30, 1996

PRIVATE CAPITAL MANAGEMENT, INC

By: (Signature)
Bruce S. Sherman
Chairman and President



(Signature)
Michael J. Seaman
Individually